

August 5, 2013

Via E-mail
Ms. Trisha Malone
Chief Executive Officer, Chief Financial Officer, Secretary, and Director
Wikifamilies, Inc.
9025 Carlton Hills Boulevard, Suite B
Santee, CA 92071

      Re: **Wikifamilies, Inc.**
              Preliminary Proxy Statement on Schedule 14A Filed
              May 17, 2013
              File No. 0-53559

Dear Ms. Malone:

      This confirms that we advised you on July 25, 2013 that we had completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Very truly yours,

.

                       /s/ Craig E. Slivka, for

                       Pamela A. Long
                       Assistant Director